Exhibit 21. Subsidiaries of the Registrant as of December 31, 2002

Name	Jurisdiction

Sequenom-Gemini, Ltd.	England and Wales
Gemini Genomics, (UK) Ltd.	England and Wales
Gemini Genomics, Ltd.	England and Wales
Gemini Genomics, Inc.	Delaware
Sequenom, AB	Sweden
Sequenom GmbH	Germany
Axiom Biotechnologies, Inc.	Delaware